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                                     Filed by: Applied Molecular Evolution, Inc.
                                                  Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed filed
                                               pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                              Subject Company: Applied Molecular Evolution, Inc.

                                                   Commission File No. 000-31101

FOR IMMEDIATE RELEASE

                  AME SETS JANUARY 5, 2004 AS RECORD DATE FOR

                STOCKHOLDER MEETING TO VOTE ON PROPOSED MERGER

     SAN DIEGO, CA - January 2, 2004 - Applied Molecular Evolution, Inc. (Nasdaq: AMEV) today announced that it has established a record date for its special stockholder meeting to vote on the previously announced proposed merger of Genesis Merger Sub, Inc., a wholly owned subsidiary of Eli Lilly and Company (NYSE: LLY), into AME, pursuant to which AME would become a wholly owned subsidiary of Lilly. AME stockholders of record at the close of business on Monday, January 5, 2004 will be entitled to notice of the special meeting and to vote on the proposed merger.

     AME will send a definitive proxy statement/prospectus to holders of AME common stock as of the record date. The definitive proxy statement/prospectus will contain important information about the proposed merger, including the date, time and location of the special meeting of AME stockholders. AME stockholders are urged to read the definitive proxy statement/prospectus when it becomes available.

ABOUT AME

Applied Molecular Evolution, Inc. (AME) is a leader in applying directed molecular evolution to improve healthcare by optimizing and developing human biotherapeutics. Directed molecular evolution is a process for optimizing genes and proteins for specific commercial purposes. Since its inception, AME's principal focus has been on applying its proprietary AMEsystem(TM) technology platform to human biotherapeutics, the largest market for directed molecular evolution. Biotherapeutics, or biopharmaceuticals, are protein pharmaceuticals such as antibodies, cytokines, hormones and enzymes. AME uses its proprietary technology to develop improved versions of currently marketed, FDA-approved biopharmaceuticals as well as novel human biotherapeutics. For more information, please visit the Internet website located at http://www.AME.biz.

ABOUT LILLY

Lilly, a leading innovation-driven corporation, is developing a growing portfolio of first-in-class and best-in-class pharmaceutical products by applying the latest research from its own worldwide laboratories and from collaborations with eminent scientific organizations. Headquartered in Indianapolis, Indiana, Lilly provides answers - through medicines and information - for some of the world's most urgent medical needs. Additional information about Lilly is available at the Internet website located at http://www.lilly.com.



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FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements, including if the acquisition will be approved by AME's stockholders, if the acquisition will obtain regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act and other regulatory approvals, whether the waiting periods for such approvals will be extended due to requests for additional information, whether AME will successfully complete the transaction and those matters set forth, or incorporated by reference, in the risk factor section of Lilly's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 22, 2003. These forward-looking statements represent AME's judgment as of the date of this press release. AME disclaims any intent or obligation to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Lilly shares, and is not a solicitation of a proxy. In connection with the proposed merger of a wholly owned subsidiary of Lilly with and into AME, Lilly and AME filed a preliminary proxy statement/prospectus with the Commission on December 22, 2003, as part of a Registration Statement on Form S-4. Once the Registration Statement is declared effective by the Commission, the definitive proxy statement/prospectus will be sent to AME stockholders in connection with the solicitation of their approval of the proposed merger. Also, you may obtain a free copy of the Registration Statement, as well as other documents filed by Lilly and AME with the Commission, at the Commission's Internet website located at http://www.sec.gov. Investors and security holders are advised to read the definitive proxy statement/prospectus and the Registration Statement in their entirety because important information will be contained therein. Once declared effective by the Commission, the Registration Statement also will be available from Lilly by contacting Eli Lilly and Company, Lilly Corporate Center, Indianapolis, Indiana 46285, Attention: Shareholder Services (317) 276-6993 and from AME by contacting Applied Molecular Evolution, Inc., 3520 Dunhill Street, San Diego, California 92121, Attention: Investor Relations (858) 597-4990.

Lilly, AME and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AME stockholders in connection with the merger. Information about the directors and executive officers of AME and their interests in the merger, including their ownership of AME stock, is set forth in the proxy statement for the 2003 annual meeting of AME stockholders. Information about the directors and executive officers of Lilly and their interests in the merger, including their ownership of Lilly stock, is set forth in the proxy statement for the 2003 annual meeting of Lilly shareholders. Investors may obtain additional information regarding the interests of such participants in the merger by reading the definitive proxy statement/prospectus when it becomes available.



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